Exhibit 99.1

Allot Communications Announces Receipt of Anticipated Notice of Deficiency
from NASDAQ Resulting from a Previously Announced Departure of an
Independent Director

HOD HASHARON, Israel, July 22, 2014 /PRNewswire/ -- Allot Communications Ltd. (NASDAQ:ALLT), a leading supplier of service optimization and revenue generation solutions for fixed and mobile broadband operators and cloud providers, announced that on July 16, 2014 it received a notice of deficiency (the “Notice”) from NASDAQ Stock Market (“NASDAQ”).  The non-compliance cited by NASDAQ is the result of the previously-announced departure of Mr. Dov Baharav from the company’s board of directors.  With the departure of Mr. Baharav, the company is currently not in compliance with NASDAQ Stock Market Listing Rule 5605(b)(1), which requires the company’s board of directors to be comprised of a majority of independent directors, and NASDAQ Listing Rule 5605(c)(2), which requires the company’s audit committee to be comprised of at least three independent directors.

The Notice indicated that, consistent with NASDAQ Stock Market Listing Rules 5605(b)(1)(A) and 5605(c)(4), NASDAQ will provide  the company a cure period in order to regain compliance within the time period set forth in those rules.   Accordingly, the company intends to hold a meeting of its shareholders to elect one or more new directors who will be independent under the NASDAQ Stock Market Listing Rules and, once elected, to appoint such director to serve as a member of the audit committee within the time period specified in the Notice.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE:ALLT) is a leading global provider of intelligent broadband solutions that put mobile, fixed and enterprise networks at the center of the digital lifestyle and workstyle. Allot's DPI-based solutions identify and leverage the business intelligence in data networks, empowering operators to analyze, protect, improve and enrich the digital lifestyle services they deliver. Allot's unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

About Allot Communications

Allot Communications Ltd. (NASDAQ, TASE: ALLT) is a leading global provider of intelligent broadband solutions that put mobile, fixed and enterprise networks at the center of the digital lifestyle and workstyle. Allot’s DPI-based solutions identify and leverage the business intelligence in data networks, empowering operators to analyze, protect, improve and enrich the digital lifestyle services they deliver. Allot’s unique blend of innovative technology, proven know-how and collaborative approach to industry standards and partnerships enables network operators worldwide to elevate their role in the digital lifestyle ecosystem and to open the door to a wealth of new business opportunities. For more information, please visit www.allot.com.

Forward Looking Statement

This release may contain forward-looking statements, which express the current beliefs and expectations of Company management. Such statements involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to compete successfully with other companies offering competing technologies; the loss of one or more significant customers; consolidation of, and strategic alliances by, our competitors, government regulation; lower demand for key value-added services; our ability to keep pace with advances in technology and to add new features and value-added services; managing lengthy sales cycles; operational risks associated with large projects; our dependence on third party channel partners for a material portion of our revenues; and other factors discussed under the heading "Risk Factors" in the Company's annual report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made only as of the date hereof, and the company undertakes no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Allot Communications
Maya Lustig | Director of Corporate Communications
+972.9.7616851| mlustig@allot.com

Finn Partners for Allot Communications
Amy Farrell, 617-366-7149, amy.farrell@finnpartners.com